UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission File Number: 001-13354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BMO 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2023 and 2022 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 20, 2024. The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23 – The consent of GJC CPA’S & ADVISORS

BMO 401(k) SAVINGS PLAN

Financial Statements

For the Years Ended December 31, 2023 and 2022

With Report of Independent Registered Public Accounting Firm

BMO 401(k) SAVINGS PLAN

Years Ended December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 20, 2024

To the Benefits Administration Committee

BMO Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BMO 401(k) Savings Plan (the “Plan”, formerly known as the “Employees’ 401(k) Savings Plan of Bank of Montreal/Harris”) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2023, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in its net assets available for benefits for each of the two years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Bank America Tower	PNC Center
110 N. Wacker Drive	201 E. 5th Street	1001 Woodward Avenue
Suite 2500	Suite 1900-1239	Suite 850
Chicago, Illinois 60606	Cincinnati, Ohio 45202	Detroit, Michigan 48226
Tel: (872) 465-1330	Tel: (513) 766-9415	Tel: (313) 965-2655
Fax: (833) 452-2727	Fax: (833) 452-2727	Fax: (833) 452-2727

An Independent Member of the BDO Alliance USA

Benefits Administration Committee

BMO Financial Corp.

June 20, 2024

Page Two

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(CONTINUED)

Basis for Opinion (continued)

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in the schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GJC CPA’S & ADVISORS

Chicago, Illinois

We have served as the Plan’s auditor since 2009.

BMO 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2023 and 2022

	2023	2022
ASSETS
Investments at fair value (see Notes 2 and 3)
Registered investment companies	$245,294,778	$500,939,079
Common and collective trusts	4,089,964,835	1,918,491,726
Common stock – Bank of Montreal	146,661,364	130,563,388

Total investments	4,481,920,977	2,549,994,193

Notes receivable from participants	55,970,304	27,336,481
Employer contributions receivable	85,677	—
Participant contributions receivable	97,273	—
Securities sold	—	499,328
Accrued interest and dividends receivable	—	630,978

Total assets	4,538,074,231	2,578,460,980

LIABILITIES
Accrued administrative expenses	—	163,790

Total liabilities	—	163,790

Net assets available for benefits	$4,538,074,231	$2,578,297,190

The accompanying notes are an integral part of these financial statements.

BMO 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2023 and 2022

	2023	2022
ADDITIONS
Contributions
Employer contributions	$135,297,395	$104,909,037
Participant contributions	154,385,868	118,409,822
Participant rollovers	19,946,397	9,552,029

Total contributions	309,629,660	232,870,888

Interest and dividend income	36,712,530	6,046,734
Interest income on notes receivable from Participants	2,747,125	1,006,457
Net realized and unrealized appreciation (depreciation) in fair value of investments	520,823,335	(473,279,603)
Plan transfer	1,500,116,195	—

Total additions	2,370,028,845	(233,355,524)

DEDUCTIONS
Benefits payments to participants	405,040,290	208,629,838
Deemed distributions	4,069,753	2,205,276
Administrative expenses	1,141,761	1,568,952

Total deductions	410,251,804	212,404,066

Net increase (decrease)	1,959,777,041	(445,759,590)
Net assets available for benefits, beginning of year	2,578,297,190	3,024,056,780

Net assets available for benefits, end of year	$4,538,074,231	$2,578,297,190

The accompanying notes are an integral part of these financial statements.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the BMO 401(k) Savings Plan (formerly known as the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory, defined contribution pension plan administered by the Benefits Administration Committee of BMO Financial Corp. (BFC; the Administration Committee) covering all regular full- and part-time employees of BMO Bank N.A. and affiliated companies, as well as the U.S. employees of Bank of Montreal and its U.S. subsidiaries (including BOTW as defined below, BMO U.S.). The employees covered by the Plan are referred to collectively as the “Employees.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

On February 1, 2023, BFC acquired BancWest Holding, Inc. and Bank of the West (BOTW) and eligible employees of BOTW commenced employment with the employer (the “Transferred Employees”). Effective on August 6, 2023 (the Merger Date), Bank of the West 401k Savings Plan (BOTW Plan) was merged with and into the Plan. On the Merger Date, a Transferred Employee became a participant in the Plan if he or she met the eligibility requirements. On about the Merger Date, all account balances of BOTW Plan participants (“BOTW Participants”) maintained under the BOTW Plan immediately prior to the Merger Date were transferred to the Plan and, thereafter, held and distributed pursuant to the terms of the Plan.

Eligibility

All regular full- and part-time employees of BMO U.S., other than temporary or work study employees, are eligible to begin participation in the Plan on their date of hire or the date they transfer to BMO U.S. from a non-U.S. affiliate or subsidiary of Bank of Montreal.

Administration

Bank of New York Mellon Corporation (Mellon) was the trustee and Conduent was the administrator of the Plan. Effective May 1, 2023, Empower Trust Company, LLC (Empower) became the trustee and administrator of the Plan.

Contributions

Participants may contribute from 1% to 75% of their pay (as defined) on a pre-tax and/or Roth after-tax basis. Participants may also contribute an additional 401(k) catch-up contribution equal to 1% to 75% of their pay (as defined) on a pre-tax and/or Roth after-tax basis starting January 1 of the year they reach age 50. Contributions are subject to the annual contribution limits as specified in the Internal Revenue Code of 1986 (the IRC), as amended. Non-Roth after-tax contributions by participants are not permitted.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

An election made by the participant may provide for an automatic increase either in the amount or rate of his or her 401(k) contributions.

BFC makes 401(k) matching contributions to the participants’ accounts each pay period, dollar for dollar, up to the first 5% of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the Internal Revenue Service (the IRS; $330,000 in 2023 and $305,000 in 2022). Participants are immediately eligible to receive BFC’s matching contributions.

BFC makes employer non-elective contributions to the participants’ accounts each pay period, equal to 2% of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the IRS ($330,000 in 2023 and $305,000 in 2022). Participants are immediately eligible to receive BFC’s non-elective contributions.

Participant Accounts

Each participant’s account is credited with his or her contributions, including eligible rollover contributions, allocations of the employer contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Each participant may direct the investment of his or her account balance among the available investment options, in accordance with the provisions of the Plan. Participants who do not make an investment election are automatically invested in a Qualified Default Investment Alternative (QDIA), an age-appropriate target date fund. A participant shares in the earnings and losses of the investment options in the ratio that his or her account invested in a fund bears to the total of all participants’ accounts invested in that fund.

Vesting

All participant and employer contributions are fully vested at all times, except for the employer’s non-elective contributions, which require participants to attain three years of credited service to be fully vested. The Plan provides that a participant vests fully in the non-elective contributions upon the date such participant ceases to be employed due to certain circumstances, such as long-term disability, death, or involuntary termination due to a reduction in workforce.

Forfeitures

If a participant was not vested in his or her non-elective contribution account when their employment terminated, the balance of the participant’s non-elective contribution at the time of termination shall be forfeited upon the earlier of the time the participant receives a distribution of the entire non-forfeitable portion of all his or her account balances or the date the participant incurs five consecutive one-year breaks in service. Forfeitures shall be applied to pay Plan expenses as permitted or to reduce future non-elective contributions. The unallocated forfeitures balance as of December 31, 2023 and 2022 were $7,344,495 and $0 respectively, and forfeitures used to reduce Company contributions were $1,278,427 for 2023 and $1,180,804 for 2022.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Benefits

Upon termination of employment, the participant’s account balance will be distributed as directed by the participant in a lump sum, subject to the limitations in the IRC. Retirees aged 55 or older also have the option of receiving their account balance in a series of installments.

Participant Loans

A participant may borrow from his or her account in accordance with the provisions of the Plan. Under the Plan’s terms, subject to certain restrictions as defined, the Administration Committee may allow a participant to borrow funds from the Plan. A participant may borrow an amount not in excess of the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s account balance. The minimum loan amount is $1,000. A participant can have up to two loans outstanding at any given time. The interest rate charged to the participant is fixed at the prime rate published in the Wall Street Journal on the last business day of each month. Interest rates range from 3.25% to 9.50% in the loan fund as of December 31, 2023 and 2022.

Participants repay such loans with interest through payroll deductions. Principal and interest repayments are allocated to participants’ current investment options.

Bank of Montreal Stock Fund

The Plan invests in common stock of Bank of Montreal (NYSE: BMO) through its BMO Stock Fund. The BMO Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Participants can invest any percentage of their contributions in the BMO Stock Fund. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by Bank of Montreal prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Administration Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer. The BMO Stock Fund has an investment allocation cap of 25%.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Contributions

Participant contributions are recorded in the period that payroll deductions are made from participants. Employer contributions are recorded in the period to which they relate, as designated by BFC’s management.

Investments

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

The Administration Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Administration Committee is composed of five or more senior officers appointed by the Human Resources Committee of BFC.

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at the end of the year. Units of common and collective trusts are valued at fair value, using the net asset value practical expedient as provided by the Financial Accounting Standard Board’s Accounting Standards Codification (ASC) 820, Fair Value Measurements; the underlying investments consist primarily of securities that are valued at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average costs. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The Plan uses fair value measurements in preparing its financial statements, which utilize several inputs, including those that can be readily observable, corroborated, or are generally unobservable. The Plan utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Plan applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The measurement of fair value includes a hierarchy based on the quality of inputs used to measure fair value. Financial assets and liabilities are categorized into this three-level fair value hierarchy, based on the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The various levels of the fair value hierarchy are described as follows:

Level 1:

Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access at the measurement date

Level 2:	Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement

The use of observable market data, when available, is required in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the Administration Committee deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Administrative Expenses

Administrative costs and expenses incurred in the administration of the trust or the Plan are paid from the Plan to the extent determined by BFC. Administrative costs and expenses include the trustee and the record keeper providing services to the Plan, as well as other administrative services. Certain additional expenses are paid by BFC.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan invests in various securities, including common stock, registered investment companies, and common and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is quite possible that changes in the value of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the financial statements.

NOTE 3	INVESTMENTS AND FAIR VALUE

The Plan’s fair value hierarchy for those assets that are measured at fair value on a recurring basis as of December 31, 2023 and 2022 are summarized as follows:

	2023
	Fair Value Measurements
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
ASSETS
Investments
Registered investment companies	$245,294,778	$—	$—	$245,294,778
Common stock
Bank of Montreal	146,661,364	—	—	146,661,364

Total assets in the fair value hierarchy	$391,956,142	$—	$—	391,956,142

Investments measured at NAV
Common and collective trusts				4,089,964,835

Total investments at fair value				$4,481,920,977

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

	2022
	Fair Value Measurements
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
ASSETS
Investments
Registered investment companies	$500,939,079	$—	$—	$500,939,079

Common stock
Bank of Montreal	130,563,388	—	—	130,563,388

Total assets in the fair value hierarchy	$631,502,467	$—	$—	631,502,467

Investments measured at NAV
Common and collective trusts				1,918,491,726

Total investments at fair value				$2,549,994,193

There were no changes in the valuation methodologies used at December 31, 2023 and 2022. There were no transfers in investments between Levels 1 and 2 for the years ended December 31, 2023 and 2022.

The Plan’s investments in common and collective trusts, which invest in equities and fixed-income securities and guaranteed investment contracts, and a money market fund calculate NAV per unit. The fair value of these accounts has been estimated using the NAV per unit and these accounts have not been classified in the fair value hierarchy in accordance with ASC 820-10. Investments in common and collective trusts are marked to market and priced daily. The money market fund calculates its NAV using the amortized cost method. These accounts may be redeemed at any time without any restrictions. There are no unfunded commitments to acquire additional units of any of these accounts as of December 31, 2023 and 2022.

NOTE 4	PLAN TERMINATION

Although it has not expressed any such intent, BFC has the right under the Plan to discontinue its contributions and terminate the Plan at any time. Upon termination, the trustee is required to make distributions to each participant in accordance with the Plan’s provisions.

BMO 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 5	INCOME TAX STATUS

On May 2, 2016, the IRS issued a favorable determination letter with respect to the qualified status of the Plan. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC and, therefore, the related trust is exempt from taxation. BFC, therefore, also has a basis for deducting contributions to the Plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Administration Committee believes the Plan is operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Administration Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is also subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6	RELATED PARTIES AND PARTIES IN INTEREST

Empower acts as the sole trustee over the Plan’s assets. Until May 1, 2023, Mellon was the trustee of the Plan. It remains the trustee of the BNYM Mellon Stock Index Funds held by the Plan and is an affiliate of the advisor of such funds. All investment and trustee activities are monitored by the Benefits Administration and Investment Committees of BFC.

SUPPLEMENTARY INFORMATION

EIN: 36-2085229

Plan #: 001

BMO 401(k) SAVINGS PLAN

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2023

(a) Party-in- Interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	(d) Cost	(e) Current Value
	Common and collective trusts
	Invesco Stable Value Trust Class B1	301,041,423 shares	(a)	$301,041,423
	BlackRock LifePath Index Retirement Non-Lendable Fund F	13,552,075 shares	(a)	129,996,924
	BlackRock LifePath Index 2065 Non-Lendable Fund G	1,993,889 shares	(a)	20,664,264
	BlackRock LifePath Index 2060 Non-Lendable Fund F	6,404,792 shares	(a)	66,370,936
	BlackRock LifePath Index 2055 Non-Lendable Fund F	10,004,494 shares	(a)	103,674,566
	BlackRock LifePath Index 2050 Non-Lendable Fund F	14,900,681 shares	(a)	154,041,750
	BlackRock LifePath Index 2045 Non-Lendable Fund F	21,259,239 shares	(a)	218,032,626
	BlackRock LifePath Index 2040 Non-Lendable Fund F	18,336,875 shares	(a)	185,605,853
	BlackRock LifePath Index 2035 Non-Lendable Fund F	19,287,982 shares	(a)	192,368,693
	BlackRock LifePath Index 2030 Non-Lendable Fund F	20,224,357 shares	(a)	198,641,611
	BlackRock LifePath Index 2025 Non-Lendable Fund F	17,776,110 shares	(a)	171,479,023
*	BNYM Mellon NSL Stock Index Fund, Institutional Class	1,159,091 shares	(a)	669,676,264
*	BNYM Mellon NSL Mid Cap Stock Index Fund, Institutional Class	372,428 shares	(a)	161,794,016
*	BNYM Mellon NSL Small Cap Stock Index Fund, Institutional Class	287,243 shares	(a)	114,500,712
*	BNYM Mellon NSL Aggregated Bond Index Fund, Institutional Class	374,873 shares	(a)	55,053,817
*	BNYM Mellon NSL ACWI ex-U.S. Fund, Institutional Class	372,236 shares	(a)	71,383,744
*	BNYM Mellon NSL TIPS Index Fund, Institutional Class	187,363 shares	(a)	27,169,460

EIN: 36-2085229

Plan #: 001

BMO 401(k) SAVINGS PLAN

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2023

(a) Party-in- Interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	(d) Cost	(e) Current Value
	Common and collective trusts (continued)
	Commingled Pension Trust Fund (U.S. Analyst) of JPMorgan Chase Bank, N.A.	8,853,316 shares	(a)	$679,137,859
	Putman Stable Value Fund	31,336,302 shares	(a)	31,336,302
	WTC-CIF II Midcap Opportunities S3	3,271,703 shares	(a)	63,438,326
	MFS International Equity CL 3A	6,697,539 shares	(a)	118,479,471
	Dimensional U.S. Small Cap Cit T	15,816,532 shares	(a)	158,165,317
	American Century High Yield Corporate BD	5,071,148 shares	(a)	50,711,484
	T. Rowe Price Emerging Markets Equity Trust (Class B)	150,449 shares	(a)	77,035,995
	Money Market Funds:
	TCW MetWest Total Return Bond Fund	6,275,885 shares	(a)	70,164,399

				4,089,964,835

	Registered investment companies
	PIMCO All Asset Fund, Institutional Class	1,622,177 shares	(a)	17,860,165
	BlackRock 80/20 Target Allocation Fund, Class K	8,640,854 shares	(a)	137,475,982
	BlackRock 60/40 Target Allocation Fund, Class K	3,538,976 shares	(a)	51,845,999
	BlackRock 40/60 Target Allocation Fund, Class K	1,812,677 shares	(a)	22,005,903
	BlackRock 20/80 Target Allocation Fund, Class K	1,491,364 shares	(a)	16,106,729

				245,294,778

	Common stock
*	Bank of Montreal	1,275,130 shares	(a)	146,661,364
	Notes receivable from participants
*	Participant loans	Notes receivable; interest rates ranging from 3.25% to 9.50% and mature in 2024 through 2029.	—	55,970,304

				$4,537,891,281

(a)	These are participant-directed investments; therefore, the cost is not required to be reported.

There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BMO 401(k) SAVINGS PLAN

Date: June 20, 2024	/s/ Gary M. Hansen
Gary M. Hansen
Secretary
Benefits Administration Committee of BMO Financial Corp., its administrator